

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 16, 2017

Sharon Birkett
Chief Financial Officer
Multi-Color Corporation
4053 Clough Woods Dr.
Batavia, Ohio 45103

> **Re: Multi-Color Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2016**
> **Filed May 31, 2016**
> **File No. 000-16148**

Dear Ms. Birkett:

We have completed our review of your filing[s]. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Accounting Branch Chief
Office of Transportation and Leisure